Mail Stop 03-05

							February 9, 2005


Via U.S. Mail

Corinne Fallacaro
President, CEO and Director
Global Music International, Inc.
20 Old Stagecoach Road
Redding, CT  06896

Re: 	Global Music International, Inc.
	Amendment No. 1 to Form SB-2, filed on February 1, 2005
	File No. 333-120908

Dear Ms. Fallacaro,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We have reviewed your response and reissue comment 1. Please revise your disclosure to present your plans in the context of a timeline which sets forth the obstacles and benchmarks that you must achieve along the way, both qualitatively and quantitatively. Include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. Again, the comments below are intended primarily to offer some guidance towards revising this prospectus so it serves its purpose to investors.
Prospectus Cover Page
2. On page 3 you refer to "the offering price set forth in the cover page of this prospectus." We note that the cover page of your prospectus does not set forth a price. The maximum offering price appears to be $.0001 for the shares sold by the company. Disclose this prominently on the cover page of the prospectus. Supplementally provide your legal analysis of how you intend the selling shareholders to sell their shares at a fixed price different from that of the company.

Prospectus Summary, page 1
The Company, page 1
3. We note your response to comment 6. Please tell us when you expect to update your website to reflect your current operations. Also, supplementally tell us whether you acquired Ecity Records or the operations of Ecity Records.
4. We note your response and reissue to comment 7. Please revise to clarify your business plan in your first paragraph. For instance, please summarize how you intend to generate revenue and how you plan to obtain programming for your website.
5. We note your disclosure that your website has not been updated, but also note on page 1 that you "continually add new music content" to your website from amateur artists. Please briefly explain how you obtain new music content and confirm whether you have added new music content to your website.

Risk Factors, page 3
6. We note your response to comment 16. Please tell us why you deleted this risk factor and why hiring independent contractors is not material to your business.
7. We note your response to comment 17. We also note that you own two trademarks, IMNTV and GET HUGE. Please tell us why you deleted this risk factor and why protecting your property rights is not material to your business.

Funds are not and may not be available to pay demand note, page 5
8. We note your response to comment 14. Please revise considering your response to comment 27 below.

Business of the Company, page 8
Background, page 8
9. Please clearly explain your business model in this section and in your plan of operation. For example, discuss how you will receive video content at no cost, what type of sponsorship agreements and marketing partnerships you will enter and how you will generate revenue. Present a timeline to complete each part of the plan, an estimate of cost as well as a discussion of obstacles you expect to encounter.

Industry Background, page 9
10. We note your response to comment 20. In the fourth paragraph you disclose that "wireless phone manufacturers hadn`t developed and sold cell phones that had the capability to download large amounts of data and prior to 2002 had not produced video capable cell phones in large numbers or at a price point to have a large portion of their normal user base buy them." Please discuss the current status of cell phone devices. Are current devices capable of broadcasting your content?
Are they produced in large numbers and at a price point so that their normal user base can buy them?
11. Refer to the last paragraph of this section on page 11.
Please
revise to provide a brief description of "placements" on high-traffic websites. Are you referring to advertising? Are agreements with high-traffic websites part of your business plan and do you expect to incur expenses? If so, please provide an estimate of cost and accordingly, consider revising your plan throughout the document for consistency.
12. Also, if establishing relationships with high-traffic websites to increase your audience is material to your business, please add a risk factor to the risk factor section.

Methods of Competition, page 11
13. Please define "platform provider."
14. Please expand your disclosure to provide more detail about the process of contracting with providers. Do you expect to have the opportunity to meet and market to providers? Or do you simply "contact the carrier or platform provider and direct them to the site to view" and then wait for their decision? We note your disclosure that carrier or platform providers "make unilateral decisions" with respect to what type of content they would like to place in their channel offering.

Plan of Operation, page 11
15. Please refer to the first paragraph. In the next 12 months, is your only plan to develop your website and its content? Do you plan to initiate negotiations with providers? Do you plan to negotiate relationships with high-traffic websites? If so, please revise to briefly describe your other planned activities for the next 12 months.
16. We note your response to comment 23. Please clarify whether you will generate revenue from giving consumers access to the programming on your website. If so, please disclose what you expect to charge for the access.
17. We note your response to comment 24. Please briefly describe "continuous program streaming" and "file transfer protocol" so investors can better understand your distribution methods. Also, do you intend that users will access your content from their cellular phones?
18. Please explain your disclosure "content can also be delivered by
DVD." Do you intend to sell DVD`s of your content to a telecom company or platform provider? Or do you intend to sell DVD`s to consumers?

Historical Information About Our Product, page 8
19. We note your response to comment 25. It is unclear why you have classified your assets into four different categories. Please revise to clarify.
20. Refer to the bullet that leads with "24/7 program content." Please disclose more details about your content. For instance, disclose the total number of videos, commercials and graphics.
21. It is unclear how the "24/7 program content" in Group 1 differs from the commercials, graphics and inventory in Group 2. Please revise or advise.
22. It is unclear how the high speed computers in Group 4 differ from the computers included in Groups 1 and 2. Please revise or advise.
23. It is unclear how the IMNTV website in Group 1 differs from the
IMNTV.com web address in Group 3.  Please revise or advise.

Management`s Discussion and Analysis or Plan of Operation, page 14 Overview, page 14
24. You state that you are currently webcasting your program, which
consists of music videos from artists and bands from around the world, through your website. Please tell us more about this content.
It appears that Falcon Entertainment had three signed artists.
What
is the origin of the remainder of this material?   If it was
acquired
from Falcon, please tell us why it did not appear on your website prior to your current updating. If it was acquired in some other way, please explain its origin. In addition, tell us about the financial arrangements with the artists. When and how were they paid for this material? Do you have the legal right to permanently display the material on your website without further compensation? Would the artists receive royalties or some other form of compensation if you reached an agreement with a third party for broadcast to consumers? Please provide additional disclosure addressing these matters as well.

25. As your content does not appear to be current and it has never produced any revenue, how do you intend to obtain more modern content with which to update your website? If any new material has been obtained since you were organized, what were your financial arrangements with the artists? In this regard, we note no mention of related compensation expense in your historical income statement.
It
also does not appear to have been considered in your analysis of your
"burn rate."   Please revise or advise.

Plan of Distribution, page 23
26. We reissue comment 42. Revise to clarify that the shares will be sold at the fixed price given on the front cover until a market develops.

Financial Statements
Note 1. Significant Accounting Policies, page F-6
27. We have reviewed the disclosures you have provided in response to our prior comments 14 and 45. Purchases and other transfers of assets from controlled or controlling related parties should generally be recorded at the transferor`s book value. As a general rule, we believe that the transferor should not recognize gains on these transactions and losses should be recognized by the transferor only when impairment in value is indicated. Accordingly, the manner in which this acquisition has been valued and reported does not appear to be in accordance with GAAP as follows:
a. It appears that Corinne and James Fallacaro were officers and directors of Falcon Entertainment and that they beneficially owned more that 50% of that company. Regardless of the amounts owed to these individuals, the basis of the assets to Ms. Fallacaro should have been the carrying values of the assets on the balance sheet of
Falcon Entertainment at the date she acquired them. Please note that these assets should have been written down to the lower of carrying amount or fair value less disposal costs by Falcon Entertainment prior to that acquisition date.
b. If the assets were subsequently placed in a storage facility or were otherwise not utilized for more than three years, we would expect them to be assessed for impairment prior to determining the basis at which these assets were to be recorded by the company.
It
appears that the assets should have been written down to fair value under SFAS 144 and recorded at that reduced value by Global Music. The difference between that fair value and the value of the note received by Ms. Fallacaro should be accounted for as a distribution by Global Music. We do not believe that impairment should have been recorded by the transferee immediately following the acquisition. Please revise or advise.
c. Please provide objectively verifiable support for your conclusions regarding the values at which the assets should be recorded. Specifically, provide us with the balance sheet of Falcon Entertainment as of the date Ms. Fallacaro acquired the assets and provide support that she did not record them at amounts above their fair values at that date. Provide us with comparable support for the values at which these assets were recorded by Global Music several years later. We may have further comments upon review of your response.
28. As a related matter, please note that impaired long-lived assets should be tested for recoverability and an impairment loss should be measured in accordance with SFAS 144. Fair value is the amount at which the asset could be bought and sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and should be used as a basis of measurement, if available. Alternatively, the estimate of fair value should be based upon the best information available, including prices for similar assets and the results of using other valuation techniques. If assets were transferred to the company at amounts no greater than their fair values, please supplementally clarify how these fair values could immediately fall to zero subsequent to acquisition based upon the valuation techniques described in SFAS
144.  We may have further comments upon review of your response.

Exhibit 5.1
29. We reissue comment 48. In the next amendment, please include a legality opinion for the shares being offered by the selling shareholders. Your opinion refers to "shares being offered by the Company." We also do not understand the statement that the all the shares being registered "are" fully paid. Advise or revise.

Exhibit 23.2 Consent of Carlin, Charron & Rosen, LLP
30. An updated consent should be included in any amendment to the filing.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Juan Migone at (202) 942-1771 or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-1850 with any other questions.


      Regards,


Max A. Webb
      Assistant Director


cc:	Mark C. Perry, Esq.
	via facsimile:  954-561-0997
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Corinne Fallacaro
Global Music International, Inc.
Page 1